FILE NO: 124042.0000003
January 8, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Hodan Siad, Office of Structured Finance

Arthur Sandel, Office of Structured Finance

Re: New York State Electric & Gas Corporation

 NYSEG Storm Funding, LLC

 Registration Statement on Form SF-1

 Filed November 26, 2024

 File Nos. 333-283456 and 333-283456-01

Dear Ms. Siad and Mr. Sandel:

On behalf of New York State Electric & Gas Corporation (“NYSEG”) and NYSEG Storm Funding, LLC (the “Issuing Entity” and, together with NYSEG, the “Registrants”), we submit via EDGAR for review by the Securities and Exchange Commission (the “Commission”) the accompanying Amendment No. 1 (including certain exhibits) (“Amendment No. 1”) to the Registrants’ above-referenced Registration Statement on Form SF-1 (the “Registration Statement”). Amendment No. 1 reflects the Registrants’ responses to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated December 19, 2024 (the “Comment Letter”) and certain other updated information. For your convenience, the Registrants are supplementally providing to the Staff a typeset copy of Amendment No. 1 marked to reflect the changes to the Registration Statement that was filed on November 26, 2024.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrants are shown below each comment.

Registration Statement on Form SF-1

Form of Prospectus

Prospectus Summary of Terms

NYSEG’s Service Territor, page 7

1.	The map of NYSEG’s service territory on page 7 of your form of prospectus is not readable. Specifically, some of the text and images are not clear. Please revise accordingly.

ATLANTA AUSTIN BANGKOK BEIJING BOSTON BRUSSELS CHARLOTTE DALLAS DUBAI HOUSTON

LONDON LOS ANGELES MIAMI NEW YORK RICHMOND SAN FRANCISCO TOKYO TYSONS WASHINGTON, DC

www.HuntonAK.com

In response to the Staff’s comment the Registrants have removed the map of NYSEG’s service territory.

The Depositor, Seller, Initial Servicer and Sponsor, page 49

2.

Please provide disclosure regarding NYSEG’s experience as a securitization sponsor and servicer in accordance with Items 1104(c) and 1108(b) of Regulation AB. Alternatively, if NYSEG does not have securitization experience, please revise your disclosure to make this clear. Additionally, please describe, as appropriate, any risks related to NYSEG’s limited securitization experience (or lack of experience) in your risk factors.

Pursuant to Section 1104(c), page 53 of the prospectus has been revised to include disclosure that while NYSEG does not have experience as a sponsor of recovery bonds, it does have experience billing and collecting rates charges from its customers and making periodic adjustments to those rates and charges. As a result of this general experience, we respectfully submit that such lack of specific experience as a sponsor of recovery bonds does not give rise to a requirement for risk factor disclosure.

Security for the Recovery Bonds, page 82

3.

We note your disclosure that, in addition to the recovery property, the bonds will also be secured by “the collection account for the recovery bonds and all subaccounts of the collection account, and all amounts of cash instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto.” Please confirm whether any of the underlying collateral will consistent of securities for purposes of Securities Act Rule 190.

The Registrants confirm that none of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

Part II - Information Not Required in Prospectus

Item 14. Exhibits, page II-4

4.	Part II of your registration statement does not include page numbering. Please revise.

The Registrants have revised Part II in Amendment No. 1 to include page numbering.

5.

Based on the disclosure in your form of prospectus, it appears that the rights of the holders of the bonds are subject to the terms of an intercreditor agreement. Please file the intercreditor agreement and the form of joinder to be entered into at the time of issuance of the bonds as exhibits to your registration statement and add them to the exhibit list. Refer to Item 601(b)(10) of Regulation S-K. Additionally, please file your remaining exhibits.

The form of Opinion with respect to U.S. and New York constitutional matters, an updated Filing Fee Table, and the Exhibit 5.1 Opinion and Exhibit 8.1 Opinion are being filed with Amendment No. 1.

We appreciate the Staff’s review of the Registration Statement and hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 309-1043.

Very truly yours,

/s/ Adam R. O’Brian
Adam R. O’Brian

cc:	Michael F. Fitzpatrick
Michael G. Panichi